

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

<u>Via E-mail</u>
Mr. German Lemonnier
Chief Financial Officer
Arcos Dorados Holdings Inc.
Roque Saenz Pena 432
B1636FFB Olivos, Buenos Aires, Argentina

      Re: Arcos Dorados Holdings Inc.
                Form 20-F for Fiscal Year Ended December 31, 2011
                Filed April 18, 2012
                File No. 001-35129

Dear Mr. Lemonnier:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Lyn Shenk

                           Lyn Shenk
                           Branch Chief